UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission file number: 001-38170

NEWATER TECHNOLOGY, INC.

(Registrant’s name)

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

8 Lande Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On December 20, 2019, Newater Technology, Inc. (the “Company”), through its wholly-owned subsidiary Yantai Jinzheng Eco-Technology Co., Ltd., entered into a General Contract for Advanced Treatment Project BT (Build and Transfer) of Mine Water (the “Contract”) with Yulin Yuyang Zhongneng Yuandatan Mining Co. Ltd., for a coal mine wastewater treatment project (the “Project”). Pursuant to the terms of the Contract the Project is required to be completed by September 30, 2019 and the Company will receive consideration of RMB 410,089,700 (approximately $58 million). The foregoing description of the Contract is qualified in its entirety by reference to the Contract, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Contract with Yulin Yuyang Zhongneng Yuandatan Mining Co. Ltd

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWATER TECHNOLOGY, INC.

By:	/s/ Yuebiao Li
Yuebiao Li
Chairman and Chief Executive Officer

Dated: January 7, 2020

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